EXHIBIT 12(a)

UNITED RENTALS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	1998	1999	2000	2001	2002(2)
	(dollars in thousands)
Earnings:
Income before provision for income taxes and extraordinary items	$78,297	$241,807	$301,496	$214,550	$(101,384)
Interest expense	64,157	139,828	228,779	221,563	195,961
Amortization of debt issuance costs	1,423	4,154	6,880	9,468	10,080
Interest portion of rent expense (1)	6,834	21,833	45,224	55,739	61,742

Earnings as adjusted	$150,711	$407,622	$582,379	$501,320	$166,399

Fixed charges:
Interest expense	$64,157	$139,828	$228,779	$221,563	$195,961
Amortization of debt issuance costs	1,423	4,154	6,880	9,468	10,080
Interest portion of rent expense (1)	6,834	21,833	45,224	55,739	61,742

Fixed charges	$72,414	$165,815	$280,883	$286,770	$267,783

Ratio of earnings to fixed charges	2.1x	2.5x	2.1x	1.7x	0.6x

(1)    The interest portion of rent expense is estimated to be one-third of rent expense.

(2)    The ratio in 2002 was less than 1x. The amount of the deficiency is approximately $101.4 million.